SÃO PAULO ALPARGATAS S.A.

RECEIVED
2005 FEB 18 A 8:1?
OFFICE OF INTERNATIONAL CORPORATE FINANCE

São Paulo, February 14th, 2005


05005918

U.S. Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3-2
450 5th Street, N.W.
Washington, DC - 20549
USA


SUPPL

Ref.: São Paulo Alpargatas S.A.
File: 82-3692

In order to comply with Rule 12g3-2 (b)(1)(i) we are furnishing to the Commission translations of the information São Paulo Alpargatas S.A. filed both with CVM - Comissão de Valores Mobiliários (Brazilian Securities and Exchange Commission) and Bovespa - São Paulo Stock Exchange, and distributed to its shareholders, in December, 2004:

- Summary of the minutes of the board of Directors' meeting held on December 10, 2004.

Sincerely

José Sálvio Moraes
Investor Relations Manager
(55 11) 3847-7672
jsalvio@alpargatas.com.br

PROCESSED
FEB 22 2005
THOMSON
FINANCIAL

Rua Urussuí, 300 - Itaim Bibi
Pabx: (11) 3847-7322 - Fax (11) 3168-8866
04542-903 - São Paulo - SP
E-mail: alpargatas@alpargatas.com.br



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Idioma Inglês

Av. Diógenes Ribeiro de Lima, 2811/Bloco I - Alto de Pinheiros
05458-002 - São Paulo - SP - Fone: 3022-8905
Matricula na JUCESP Nº 1198 - R.G. 9.782.689 - CPF. 008.038.288-61 - CCM 2.861.698-7

2005 FEB 19 A 8: RECEIVED OFFICE OF INTERNATIONAL CORPORATE FINANCE

Tradução/Versão Nº 086/04 Livro Nº 1 Fls. 283

As a SWORN TRANSLATOR, I CERTIFY and attest to the fact that, on this date, a document in the Portuguese language was presented to me with the following identification: **SUMMARY OF MINUTES OF MEETING** [original copy], which I will translate into English as follows:

[Logo] **SÃO PAULO ALPARGATAS S.A.**
Enrolled with the National Corporate
Taxpayer Register/Ministry of Finance ("CNPJ")
Under number 61.079.117/0001-05
Company Register No. 35 3000 25 270
A publicly held Company

SUMMARY OF THE MINUTES OF THE BOARD OF DIRECTORS' MEETING HELD ON DECEMBER 10, 2004 AT 10:00 A.M.

The following is a summary of the minutes of the above mentioned Board of Directors' Meeting held at Company's head offices at Rua Urussuí no. 300, in the city of São Paulo, State of São Paulo, attended by the following Board Members: José Édison Barros Franco, Flavia Buarque de Almeida, Eleazar de Carvalho Filho, Paulo de Tarso de Camargo Opice, Otto Werner Nolte, Marcelo Pereira Malta de Araujo, Luis Alberto Figueiredo de Sousa, Edy Luiz Kogut, Mauro Martin Costa and Lênin Florentino de Faria, which covered several matters, including the following ones:
ELECTION OF THE BOARD OF DIRECTORS AND ELECTION OF THE NEW CHAIRMAN OF THE BOARD: The Chairman of the Board open the meeting by reporting to the other members that Mrs. Flavia Buarque de Almeida resigned from her position as Acting Incumbent Member of the Board of Directors for which she was elected on June 22, 2004, as per her letter of resignation dated December 9, 2004. The Members of the Board accepted her resignation and then, as per the main part of Section 150 of Law no. 6404/76, elected Mr. Marcelo Pereira Malta de Araujo, Brazilian, separated, Engineer, bearer of Identity Card no. "RG" no. 04.176.539-7-IFP/RJ and Individual Taxpayer's Identity Card no. 789.050.797-68, resident and domiciled in


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the city of São Paulo, State of São Paulo, at Rua Funchal no. 160, Vila Olímpia, who, up to this moment, occupied the position of Acting Alternate Member of this Board of Directors. The Members of the Board also approved the reelection of Mrs. Flavia Buarque de Almeida as an Alternate Member for Mr. Marcelo Pereira Malta de Araujo. Mr. Marcelo Pereira Malta de Araujo accepted his nomination and declared himself as being free to occupy the position until the next General Meeting to be held in 2005, when the new Board Members shall be elected.

Subsequently, Mr. José Édison Barros Franco resigned from his position as Chairman of the Board of Directors and recommended the election of Mr. Marcelo Pereira Malta de Araujo as his replacement in the position. The attending Members of the Board then elected Mr. Marcelo Pereira Malta de Araujo to the position of Chairman of the Board, as provided for in the Company By-Laws. The Members of the Board raised a praising word and expressed their thanks for the relevant performance of Mr. José Édison Barros Franco as Chairman of the Board. With the election of a new Chairman, the body of the Board of Directors for São Paulo Alpargatas S.A. has become as follows:

Incumbent Members		**Alternate Members**
Marcelo Pereira Malta de Araujo (Chairman)		Flavia Buarque de Almeida
José Édison Barros Franco	**and**	Mauro Martin Costa
Eleazar de Carvalho Filho	**corresponding**	Luis Alberto Figueiredo de Sousa
Paulo de Tarso de Camargo Opice		Edy Luiz Kogut
Otto Werner Nolte		Lênin Florentino de Faria


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LUCIMAR LIMA DE MENEZES
Tradutora Pública e Intérprete Comercial
Idioma Inglês

Av. Diógenes Ribeiro de Lima, 2811/Bloco I - Alto de Pinheiros
05458-002 - São Paulo - SP - Fone: 3022-8905
Matricula na JUCESP Nº 1198 - R.G. 9.782.689 - CPF. 008.038.288-61 - CCM 2.861.698-7

PAYMENT OF INTEREST ON COMPANY'S OWN CAPITAL UPON ACCEPTANCE BY THE GENERAL SHAREHOLDERS' MEETING: Upon acceptance by the General Shareholders' Meeting to be held in 2005, the Members of the Board of Directors approved to pay interest on Company's own capital, subject to any applicable statutory provisions and the Company's Bylaws, for all the 1,950,251,236 shares without certificates issued by the Company, representing the capital stock, except for the 86,668,847 preferred shares which are held as treasury shares. This amount sums up to a gross amount of R$6,535,424.14 (six million, five hundred and thirty-five thousand, four hundred and twenty-four reais and fourteen centavos), being R$3.34 by lot of 1000 common shares and R$3.67 by lot of 1000 preferred shares. Such amount shall be deducted from the mandatory annual dividend that shall be approved at the General Meeting to be held in 2005. The referred payment shall be made through Banco Itaú S/A on April 5th, 2005 to the shareholders who subscribed on December 24, 2004, by means of credits in their relevant current accounts. The shares are to be traded *"ex-rights"* to the interests on own capital as from December 27, 2004. The Company managers are authorized to publish a Notice to the Shareholders referring to the payment of interest on Company's own capital.

I hereby certify that this summary is a part of the minutes drawn up in the appropriate book.

São Paulo, December 10, 2004

Marcelo Pereira Malta de Araujo
Chairman of the Board of Directors


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LUCIMAR LIMA DE MENEZES
Tradutora Pública e Intérprete Comercial
Idioma Inglês

Av. Diógenes Ribeiro de Lima, 2811/Bloco I - Alto de Pinheiros
05458-002 - São Paulo - SP - Fone: 3022-8905
Matricula na JUCESP Nº 1198 - R.G. 9.782.689 - CPF. 008.038.288-61 - CCM 2.861.698-7

Tradução/Versão Nº 086/04 Livro Nº 1 Fls. 286

NOTHING FURTHER was included in the document above, which I am returning with this translation typed in four (4) pages, which I read, verified, and fully and publicly sign.

São Paulo, December 13, 2004.

Lucimar Lima de Menezes

Receipt no.: 040
Fees: R$193,20


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